SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

17 July 2006

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 17 July 2006	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                                 PROTHERICS PLC

                           ANNUAL INFORMATION UPDATE

17 July 2006: In accordance with Prospectus Rule 5.2, Protherics PLC, the biopharmaceutical company focused on critical care and oncology, sets out below a list of the information that has been published or made available to the public over the previous fourteen months, up to and including 14 July 2006.

The information referred to in this Annual Information Update was up-to-date at the time it was published but such disclosures may now be or may at any time become out-of-date due to changing circumstances.

1.         Announcements made via the Regulatory Information Service

All the announcements listed below can be obtained from the London Stock
Exchange website, www.londonstockexchange.com/marketnews or from the Company's website www.protherics.com

Time/Date                        Brief Description of Announcement

17:17 07-Jul-06                  Listing announcement
12:05 23-Jun-06                  Holding(s) in Company
17:43 22-Jun-06                  Holding(s) in Company
16:37 14-Jun-06                  Director/PDMR Shareholding
16:33 14-Jun-06                  Director/PDMR Shareholding
17:45 12-Jun-06                  Holding(s) in Company
17:43 12-Jun-06                  Holding(s) in Company
07:00 07-Jun-06                  Product Acquisition
07:00 07-Jun-06                  Final Results
07:00 23-May-06                  Notice of Results
07:00 16-May-06                  Notification of Interests
15:36 27-Apr-06                  Holding(s) in Company
17:24 19-Apr-06                  Holding(s) in Company
17:28 11-Apr-06                  Blocklisting Interim Review
17:25 11-Apr-06                  Blocklisting Interim Review
17:21 11-Apr-06                  Blocklisting Interim Review
17:17 11-Apr-06                  Blocklisting Interim Review
07:00 06-Apr-06                  Trading Statement
16:48 04-Apr-06                  Holding(s) in Company
16:55 09-Feb-06                  Blocklisting Interim Review
18:07 25-Jan-06                  Holding(s) in Company
18:06 25-Jan-06                  Holding(s) in Company
17:50 23-Jan-06                  Holding(s) in Company
15:08 20-Jan-06                  Holding(s) in Company
15:05 20-Jan-06                  Holding(s) in Company
15:05 20-Jan-06                  Holding(s) in Company
17:08 17-Jan-06                  Holding(s) in Company
17:58 12-Jan-06                  Director/PDMR Shareholding
17:52 12-Jan-06                  Director/PDMR Shareholding
13:00 12-Jan-06                  Re Agreement with AZN
18:06 22-Dec-05                  Director/PDMR Shareholding
18:06 22-Dec-05                  Director/PDMR Shareholding
16:02 16-Dec-05                  Holding(s) in Company
07:01 08-Dec-05                  Interim Results
07:01 08-Dec-05                  Re Agreement with AstraZeneca
07:00 05-Dec-05                  Notice of Results
17:36 03-Nov-05                  Holding(s) in Company
15:58 18-Oct-05                  Holding(s) in Company
15:50 07-Oct-05                  Interests in Shares
15:43 07-Oct-05                  Interests in Shares
09:50 07-Oct-05                  Block Listing
14:51 27-Sep-05                  Commence Trading on NASDAQ
07:00 23-Sep-05                  Additional Listing
14:24 09-Aug-05                  Holding(s) in Company
11:48 08-Aug-05                  Block Listing
07:00 28-Jul-05                  Regulatory Application
15:44 27-Jul-05                  Appointment of Director
14:09 20-Jul-05                  Board Change
14:09 20-Jul-05                  Director/PDMR Shareholding
13:02 20-Jul-05                  Result of AGM
12:30 20-Jul-05                  AGM Statement
16:00 30-Jun-05                  Holding(s) in Company
07:15 07-Jun-05                  Board Change
07:00 07-Jun-05                  Patent for Angiotensin
07:00 07-Jun-05                  Final Results
12:59 19-May-05                  Holding(s) in Company

2.         Documents filed at Companies House

Copies of these documents can be obtained from Companies House at Crown Way,
Maindy, Cardiff CF14 3UZ or from Companies House website
www.companieshouse.gov.uk

Date                      Document Filed

26/06/2006                88(2)R - Allotment of Shares
07/06/2006                88(2)R - Allotment of Shares
18/05/2006                88(2)R - Allotment of Shares
17/05/2006                88(2)R - Allotment of Shares
05/05/2006                88(2)R - Allotment of Shares
25/04/2006                287 - Amendment to Registered Office Address
26/04/2006                88(2)R - Allotment of Shares
21/02/2006                88(2)R - Allotment of Shares
21/02/2006                88(2)R - Allotment of Shares
21/02/2006                88(2)R - Allotment of Shares
08/02/2006                88(2)R - Allotment of Shares
08/02/2006                88(2)R - Allotment of Shares
21/02/2006                363s - Return made up to 12/01/06; Bulk List of
                          Shareholders available separately, Director's
                          Particulars changed, Secretary's Particulars Changed
24/01/2006                88(2)R - Allotment of Shares
16/01/2006                88(2)R - Allotment of Shares
13/01/2006                88(2)R - Allotment of Shares
07/12/2005                288a - Secretary Appointed
07/12/2005                288b - Secretary Resigned
01/12/2005                88(2)R - Allotment of Shares
11/11/2005                88(2)R - Allotment of Shares
06/10/2005                88(2)R - Allotment of Shares
06/10/2005                88(2)R - Allotment of Shares
21/09/2005                288a - Director Appointed
25/08/2005                Resolution - Disapplication of Pre-emption Rights
25/08/2005                Resolution - Authority to allot Securities
25/08/2005                Resolution - Change in Share Capital
03/08/2005                288b - Resignation of Director
03/08/2005                88(2)R - Allotment of Shares
01/08/2005                Annual Group Accounts made up to 31/03/05
15/07/2005                88(2)R - Allotment of Shares
12/07/2005                88(2)R - Allotment of Shares
09/06/2005                88(2)R - Allotment of Shares
24/05/2005                88(2)R - Allotment of Shares
03/05/2005                88(2)R - Allotment of Shares

3.         Documents published and sent to shareholders

Date                        Document Description

19/06/2006                  Notice of 2006 AGM and Form of Proxy
19/06/2006                  Annual Report and Accounts 2006
19/12/2005                  Interim Report 2006
21/06/2005                  Notice of 2005 AGM and Form of Proxy
21/06/2005                  Annual Report and Accounts 2005

4.         Documents filed with the UKLA Documents Viewing Facility

Date                          Document Description

13/07/2006                    Articles of Association
15/07/2006                    Annual Report and Accounts 2006
15/07/2006                    Notice of 2006 AGM and Form of Proxy
15/07/2006                    Interim Report 2006
15/07/2006                    Notice of 2005 AGM and Form of Proxy
15/07/2006                    Annual Report and Accounts 2005

ENDS

For further information contact:

Protherics PLC                                  +44 (0) 20 7246 9950
Julie Vickers, Company Secretary                +44 (0) 1928 518010
Nick Staples, Corporate Affairs                 +44 (0) 7919 480510 (mobile)

Financial Dynamics                              +44 (0) 20 7831 3113
Ben Atwell/David Yates